UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DHT Holdings, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
Y2065G121
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121
(1) Names of Reporting Persons
Stephen Feinberg
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
Not Applicable
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	10,565,562*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	10,565,562*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 10,565,562*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
Not Applicable
(11) Percent of Class Represented by Amount in Row (9): 10.7%*
(12) Type of Reporting Person (See Instructions): IA, IN

 * Based upon the information set forth in the report of foreign private issuer filed by DHT Holdings, Inc., a corporation organized under the laws of the Marshall Islands (the “Company”), with the Securities and Exchange Commission on November 6, 2015, there were 92,850,581 shares of common stock, par value $.01 per share (the “Shares”), of the Company issued and outstanding as of September 30, 2015. As of December 31, 2015, Cerberus Institutional Partners V, L.P., a Delaware limited partnership, Cerberus International II Master Fund, L.P., a Cayman Islands limited partnership, Cerberus Partners II, L.P., a Delaware limited partnership, Cerberus CP Partners, L.P., a Delaware limited partnership, Cerberus HH Partners, L.P, a Cayman Islands limited partnership, Cerberus MG Fund, L.P., a Delaware limited partnership, Cerberus PEM NPL Fund, L.P., a Delaware limited partnership, Cerberus PW Partners, L.P., a Delaware limited partnership, Cerberus SMRS Partners, L.P., a Delaware limited partnership, and Cerberus Institutional Partners VI, L.P., a Cayman Islands limited partnership, held 3,121,771, 509,495, 349,836, 653,669, 199,838, 28,767, 53,939, 141,716, 179,778 and 11,191 Shares, respectively. Additionally, as of December 31, 2015, Cerberus Institutional Partners V, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P., Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., and Cerberus SMRS Partners, L.P., held convertible senior notes issued by the Company which, as of such date, were convertible into 2,423,870, 343,396, 1,346,080, 383,858, 59,238, 111,071, 277,943, and 370,106 Shares, respectively. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P, Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., Cerberus SMRS Partners, L.P., and Cerberus Institutional Partners VI, L.P. As a result, as of December 31, 2015, Stephen Feinberg may be deemed to beneficially own 10,565,562 Shares, or 10.7% of the Shares deemed issued and outstanding pursuant to Rule 13d-3.

Item 1(a). Name Of Issuer:
DHT Holdings, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Clarendon House 2 Church Street Hamilton, HM 11 Bermuda
Item 2(a). Name of Person Filing:
Stephen Feinberg
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Cerberus Capital Management, L.P. 875 Third Avenue New York, New York 10022
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e). CUSIP No.:
Y2065G121
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned (as of December 31, 2015):	10,565,562*
(b) Percent of Class (as of December 31, 2015):	10.7%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	10,565,562*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	10,565,562*
(iv) Shared power to dispose or to direct the disposition of:	0*

__________________

* Based upon the information set forth in the report of foreign private issuer filed by DHT Holdings, Inc., a corporation organized under the laws of the Marshall Islands (the “Company”), with the Securities and Exchange Commission on November 6, 2015, there were 92,850,581 shares of common stock, par value $.01 per share (the “Shares”), of the Company issued and outstanding as of September 30, 2015. As of December 31, 2015, Cerberus Institutional Partners V, L.P., a Delaware limited partnership, Cerberus International II Master Fund, L.P., a Cayman Islands limited partnership, Cerberus Partners II, L.P., a Delaware limited partnership, Cerberus CP Partners, L.P., a Delaware limited partnership, Cerberus HH Partners, L.P, a Cayman Islands limited partnership, Cerberus MG Fund, L.P., a Delaware limited partnership, Cerberus PEM NPL Fund, L.P., a Delaware limited partnership, Cerberus PW Partners, L.P., a Delaware limited partnership, Cerberus SMRS Partners, L.P., a Delaware limited partnership, and Cerberus Institutional Partners VI, L.P., a Cayman Islands limited partnership, held 3,121,771, 509,495, 349,836, 653,669, 199,838, 28,767, 53,939, 141,716, 179,778 and 11,191 Shares, respectively. Additionally, as of December 31, 2015, Cerberus Institutional Partners V, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P., Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., and Cerberus SMRS Partners, L.P., held convertible senior notes issued by the Company which, as of such date, were convertible into 2,423,870, 343,396, 1,346,080, 383,858, 59,238, 111,071, 277,943, and 370,106 Shares, respectively. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P, Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., Cerberus SMRS Partners, L.P., and Cerberus Institutional Partners VI, L.P. As a result, as of December 31, 2015, Stephen Feinberg may be deemed to beneficially own 10,565,562 Shares, or 10.7% of the Shares deemed issued and outstanding pursuant to Rule 13d-3.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.*

__________________

* Based upon the information set forth in the report of foreign private issuer filed by DHT Holdings, Inc., a corporation organized under the laws of the Marshall Islands (the “Company”), with the Securities and Exchange Commission on November 6, 2015, there were 92,850,581 shares of common stock, par value $.01 per share (the “Shares”), of the Company issued and outstanding as of September 30, 2015. As of December 31, 2015, Cerberus Institutional Partners V, L.P., a Delaware limited partnership, Cerberus International II Master Fund, L.P., a Cayman Islands limited partnership, Cerberus Partners II, L.P., a Delaware limited partnership, Cerberus CP Partners, L.P., a Delaware limited partnership, Cerberus HH Partners, L.P, a Cayman Islands limited partnership, Cerberus MG Fund, L.P., a Delaware limited partnership, Cerberus PEM NPL Fund, L.P., a Delaware limited partnership, Cerberus PW Partners, L.P., a Delaware limited partnership, Cerberus SMRS Partners, L.P., a Delaware limited partnership, and Cerberus Institutional Partners VI, L.P., a Cayman Islands limited partnership, held 3,121,771, 509,495, 349,836, 653,669, 199,838, 28,767, 53,939, 141,716, 179,778 and 11,191 Shares, respectively. Additionally, as of December 31, 2015, Cerberus Institutional Partners V, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P., Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., and Cerberus SMRS Partners, L.P., held convertible senior notes issued by the Company which, as of such date, were convertible into 2,423,870, 343,396, 1,346,080, 383,858, 59,238, 111,071, 277,943, and 370,106 Shares, respectively. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P, Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., Cerberus SMRS Partners, L.P., and Cerberus Institutional Partners VI, L.P. As a result, as of December 31, 2015, Stephen Feinberg may be deemed to beneficially own 10,565,562 Shares, or 10.7% of the Shares deemed issued and outstanding pursuant to Rule 13d-3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

As of January 19, 2016

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., the investment adviser for each of the funds named herein

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).